UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CÜR MEDIA, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

23126J109

(CUSIP Number)

Thomas Brophy

c/o CÜR Media, Inc.

2217 New London Turnpike

South Glastonbury, CT 06073

Phone: (860) 430-1520

With a copy to:

Eric C. Mendelson, Esq.

CKR Law LLP

1330 Avenue of the Americas, 35th Floor

New York, NY 10019

Phone: (212) 400-6900

Facsimile: (212) 400-6901

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 23126J109

1.	Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only) Thomas Brophy
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,131,701
	8.	Shared Voting Power 1,778,914
	9.	Sole Dispositive Power 5,131,701
	10.	Shared Dispositive Power 1,778,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,910,615
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 27.1%(1)
14.	Type of Reporting Person IN

(1) Based on 24,829,363 shares of Common Stock of the Issuer issued and outstanding as of the date of this Statement.

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CUSIP No.: 23126J109

1.	Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only) The Thomas E. Brophy 2004 Grantor Retained Annuity Trust Dated 3/2/2004
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,778,914
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,778,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,778,914
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person OO

(1) Based on 24,829,363 shares of Common Stock of the Issuer issued and outstanding as of the date of this Statement.

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The Reporting Persons named in Item 2 below are hereby collectively filing this Schedule 13D (this “Statement”) because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired by one of the Reporting Persons from the Issuer named in Item 1 below. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the collective filing of this Statement, a copy of which is annexed hereto as Exhibit 99.1.

Item 1. Security and Issuer

This Statement relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of CÜR Media, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2217 New London Turnpike, South Glastonbury, CT 06073.

Item 2. Identity and Background

(a) This Statement is being filed jointly on behalf of each of Thomas Brophy, a Connecticut resident, and The Thomas E. Brophy 2004 Grantor Retained Annuity Trust Dated 3/2/2004, a trust formed under the laws of the State of Connecticut (each, a “Reporting Person” and, jointly, the “Reporting Persons”), with respect to the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(b) The principal business address for each Reporting Person is c/o CÜR Media, Inc., 2217 New London Turnpike, South Glastonbury, CT 06073.

(c) Thomas Brophy’s present principal occupation is President, Chief Executive Officer, interim Chief Financial Officer, Treasurer, and a member of the Board of Directors of the Issuer. The Thomas E. Brophy 2004 Grantor Retained Annuity Trust Dated 3/2/2004 is a trust formed by Thomas Brophy. Karen P. Brophy, Thomas Brophy’s spouse, is Trustee of The Thomas E. Brophy 2004 Grantor Retained Annuity Trust Dated 3/2/2004, and has sole voting and investment power over the shares owned thereby.

(d) Neither Reporting Person has been convicted in a criminal proceeding within the last five years.

(e) Neither Reporting Person has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Thomas Brophy is a citizen of the United States. The Thomas E. Brophy 2004 Grantor Retained Annuity Trust Dated 3/2/2004 is a trust formed under the laws of the State of Connecticut.

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Item 3. Source and Amount of Funds or Other Consideration

On January 28, 2014, the Issuer consummated a contribution transaction (the “Contribution”) with CÜR Media, LLC, pursuant to a Contribution Agreement by and among the Company, CÜR Media, LLC, and the holders of a majority of CÜR Media, LLC’s limited liability company membership interests (the “Contribution Agreement”). In connection with the Contribution, and in accordance with the terms and conditions of the Contribution Agreement, all 39,249,885 outstanding CÜR Media, LLC limited liability company membership interests (“Membership Interests”) were exchanged for approximately 10,000,000 restricted shares of the Issuer’s Common Stock, and outstanding options to purchase 6,500,000 restricted common units of CÜR Media, LLC were exchanged for an aggregate of (i) approximately 1,339,722 non-statutory stock options to purchase shares of the Issuer’s Common Stock at an average exercise price of approximately $3.63 per share, and (ii) approximately 316,331 restricted stock awards (of which approximately 221,863 were fully vested and represented approximately 221,863 issued and outstanding shares of the Issuer’s Common Stock), under the Issuer’s 2014 Equity Incentive Plan (the “2014 Plan”).

At the effective time of the Contribution:

•	19,052,153 Membership Interests held by Thomas Brophy were exchanged for 4,662,273 shares of the Issuer’s Common Stock;
•	9,486,373 Membership interests held by The Thomas E. Brophy 2004 Grantor Retained Annuity Trust Dated 3/2/2004’s were exchanged for 1,601,376 shares of the Issuer’s Common Stock;
•

Options to purchase 1,450,000 restricted common units of CÜR Media, LLC held by Thomas Brophy were exchanged for non-statutory stock options to purchase 369,428 shares of the Issuer’s Common Stock (all of which are currently vested), at an exercise price of $0.04 per share;

•

Options to purchase 196,835 restricted common units of CÜR Media, LLC held by The Thomas E. Brophy 2004 Grantor Retained Annuity Trust Dated 3/2/2004 were exchanged for non-statutory stock options to purchase 50,149 shares of the Issuer’s Common Stock (all of which are currently vested), at an exercise price of $0.04 per share;

•

Options to purchase 500,000 restricted common units of CÜR Media, LLC held by The Thomas E. Brophy 2004 Grantor Retained Annuity Trust Dated 3/2/2004 were exchanged for 127,389 restricted stock awards (all of which are currently vested).

In addition, on March 11, 2014, the Issuer granted Thomas Brophy non-statutory stock options to purchase 400,000 shares of the Issuer’s Common Stock under the 2014 Plan, at an exercise price of $1.00 per share. These options will vest (a) as to 100,000 of the underlying shares, on March 11, 2015, and (b) as to 300,000 of the underlying shares, ratably on a monthly basis over a 3.2-year period.

As a result of the foregoing, Thomas Brophy beneficially owns 27.13% of the Issuer’s common equity, and The Thomas E. Brophy 2004 Grantor Retained Annuity Trust Dated 3/2/2004 beneficially owns 7.11% of the Issuer’s common equity.

Item 4. Purpose of Transaction

Reference is made to the disclosure set forth under Item 3 above, which disclosure is incorporated herein by reference.

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Neither Reporting Person currently has plans or proposals which relate to or would result in any of the items set forth in (a) – (j) below. However, in connection with his services as President, Chief Executive Officer, interim Chief Financial Officer, Treasurer, and a member of the Board of Directors of the Issuer, Thomas Brophy may consider opportunities deemed to be in the best interest of the Issuer and its shareholders.

a.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

f.	Any other material change in the Issuer’s business or corporate structure;

g.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) – (b) See Items 7 through 13 of the cover pages. Except as described in this Statement, neither Reporting Person has any equity or other ownership interest in the Issuer.

(c) Other than as described in Items 3 and 4 above, there have been no other transactions in the Common Stock that were effected during the past sixty (60) days by either Reporting Person.

(d) The Reporting Persons do not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None of the shares of Common Stock beneficially owned by either Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement, dated January 12, 2015

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2015	/s/ Thomas Brophy
Thomas Brophy

THE THOMAS E. BROPHY 2004 GRANTOR RETAINED ANNUITY TRUST DATED 3/2/2004

	By:	/s/ Karen P. Brophy
	Name:	Karen P. Brophy
	Title:	Trustee

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